May 14, 2003

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission	New Brunswick Securities Commission

The Toronto Stock Exchange	Ontario Securities Commission

British Columbia Securities Commission	Prince Edward Island Securities Commission

Commission des valeurs Mobilieres du Quebec

Dear Sirs:

RE:     Envoy Communication Group Inc. (the “Issuer”)

Further to the notification of Computershare filed on the Issuer’s behalf on April 25 in connection with the Issuer’s special meeting of unitholders, we advise that the Issuer will not be holding the special meeting that had been scheduled to be held on June 19, 2003.

Yours truly,

Envoy Communications Group Inc.

Per:  Geoffrey B. Genovese
Chairman, President, & Chief Executive Officer